SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE ON SABRETOOTH

Denver 1700 hours August 24th, 2008; Perth 0700 hours August 25th 2008

SABRETOOTH PROSPECT - DAVIS BINTLIFF #1
(Working Interest 12.5%, Net Revenue Interest 9%)

On the 24th of August at 0600 hours, the Davis Bintliff #1 well was at a measured depth (MD) of 14,495 feet and drilling ahead in 6 ½ inch hole towards the final (secondary) target.

The primary sandstone target was intersected at 14,338’ MD. From the mudlog, the sandstone is approximately 70 feet thick and returned excellent gas shows over the entire 70 foot interval. This is suggestive that the entire sandstone may be productive from top to base. A 15 foot stringer sand at 14,260’ also returned excellent gas shows. Electric logs will be the final determination of the productivity of these reservoirs and will be run after the secondary target has been penetrated.

The Davis Bintliff #1 well is located in Brazoria County, in Texas’ onshore Gulf Coast producing region. The prospect was delineated by a comprehensive 3D seismic grid, which resulted in a significant off-setting gas/condensate discovery with an amplitude response identical to that observed at the Davis Bintliff #1. The proposed well has an estimated contingent recoverable volume of 25 Bcfe, in which Samson has a 12.5% working interest.

About Samson Oil & Gas Limited
Samson Oil & Gas Limited owns working interests in a number of producing American oil and gas wells and a substantial inventory of proved and undeveloped reserves and exploration concessions located in various productive basins in central and west-central USA. Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the American Stock Exchange under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. The drilling operations are expected to be conducted in the planned manner, however, drilling could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or other unanticipated difficulties, could delay those events and change those expectations. A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.